Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 20 DATED OCTOBER 25, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which supersedes and replaces all prior supplements to the Prospectus, and Supplement No. 17 dated August 17, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 9, Supplement No. 18 dated September 20, 2004 and Supplement No. 19 dated October 14, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a two-story office building containing approximately 393,000 rentable square feet in Gaithersburg, Maryland; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of October 22, 2004, we had received aggregate gross offering proceeds of approximately $603.2 million from the sale of approximately 60.3 million shares in our initial public offering. After payment of approximately $12.1 million in acquisition fees, payment of approximately $57.3 million in selling commissions and dealer manager fees and $12.1 million in other organization and offering expenses, as of October 22, 2004, we had raised aggregate net offering proceeds of approximately $521.7 million.

Acquisition of the 800 North Frederick Building

On October 22, 2004, we purchased all the membership interest in MR 270 NMD I LLC, a Delaware limited liability company that owns a two-story office building containing approximately 393,000 rentable square feet (the “800 North Frederick Building”). The 800 North Frederick Building is located on an approximate 45.4-acre parcel of land at 800 North Frederick Avenue in Gaithersburg, Maryland. The 800 North Frederick Building was purchased from MR 270 Master LLC, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The purchase price of the 800 North Frederick Building was approximately $79.0 million, plus closing costs. The acquisition was funded with (1) net proceeds raised from this offering, (2) proceeds from our $430.0 million line of credit with Bank of America, N.A and (3) the assumption of a $46.4 million interest-only note with Lehman Brothers Holdings Inc. (the “Lehman Brothers Loan”) that matures on November 11, 2011. The annual fixed interest rate on the Lehman Brothers Loan is a 4.6175%. We may prepay the Lehman Brothers Loan in full plus any accrued interest after August 11, 2011 (the “Prepayment Release Date”) without incurring a prepayment penalty. Prepayment in full prior to the Prepayment Release Date will require us to deliver to Lehman Brothers Holdings Inc. an amount of U.S. Treasury securities that would yield interest equal to the interest Lehman Brothers Holdings Inc. would have received had we not prepaid the Lehman Brothers Loan.

The 800 North Frederick Building, which was completed in 1986, is 100% leased to International Business Machine Corporation (“IBM”). IBM, a company whose shares are publicly traded on the New York Stock Exchange (“NYSE”), manufactures and sells computer services, hardware and software and is the most diversified provider of computer products and services in the United States. IBM reported a net worth, as of June 30, 2004, of approximately $28.8 billion. The current aggregate annual base rent payable under the IBM lease, which expires in 2016, is approximately $5.6 million.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

We do not intend to make significant renovations or improvements to the 800 North Frederick Building in the near term. We believe that the 800 North Frederick Building is adequately insured.

Indebtedness

Following the acquisition of the 800 North Frederick Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 48%. Following the acquisition, total indebtedness was $480.7 million, which consisted of the $17.8 million seller loan related to the acquisition of the 3333 Finley Road and 1501 Opus Place Buildings, $51.1 million outstanding on the assumed loan related to the acquisition of the One West Fourth Street Building, $46.4 million outstanding on the Lehman Brothers Loan related to the acquisition of the 800 North Frederick Building and borrowings under our $430.0 million credit facility of approximately $365.4 million. Based on the value of our borrowing base properties, we had approximately $64.6 million in remaining capacity under our $430.0 million credit facility.